

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 18, 2013

<u>Via E-mail</u>
Sai W. Chu
Chief Financial Officer
Seaspan Corporation
Unit 2, 7th Floor, Bupa Centre
141 Connaught Road West
Hong Kong, China

> **Re: Seaspan Corporation**
> **Post-Effective Amendment No. 1 to Registration Statement on Form F-3**
> **Filed March 22, 2013**
> **File No. 333-180895**
> **Form 20-F for the Fiscal Year Ended December 31, 2012**
> **Filed March 19, 2013**
> **Filed No. 001-32591**

Dear Mr. Chu:

    We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Post-Effective Amendment No. 1 to Registration Statement on Form F-3</u>

<u>General</u>

1. Please note that all comments below on your Form 20-F will need to be fully resolved before we act to declare the registration statement effective.

Form 20-F for the Fiscal Year Ended December 31, 2012

Management's Discussion and Analysis, page 45

Cash Flows, page 63

Operating Cash Flows, page 63

2. Please clarify your analysis in regard to how the working capital changes indicated directly affect, in terms of cash, the variance in net cash flow of operating activities. Note that in regard to operating cash flows, your analysis should focus on factors that directly affect cash, and not merely refer to items changes in line items presented in your balance sheet. Refer to Section IV.B.1 of "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance.

Notes to Consolidated Financial Statements, page F-11

Note 3: Acquisition of Seaspan Management Services Limited, page F-15

3. In regards to your acquisition of Seaspan Management Services Limited, please tell us how you considered the guidance in ASC 805-50 concerning transactions between entities under common control. It appears that the combining entities are controlled by the same parties. We note from page 47 of your filing that Seaspan Management Services Limited is controlled by trusts established for sons of Dennis R. Washington, including Kyle R. Washington, your co-chairman, and by an entity indirectly owned by Graham Porter, one of your directors, and Gerry Wang, your co-chairman and chief executive officer. We note from pages 81 and 82 of your filing that these individuals appear to control approximately 54.4% of your voting equity. Please be detailed in your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Patrick Kuhn at (202) 551-3308 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Via E-mail
        David S. Matheson
        Perkins Coie LLP